Exhibit 99.1

RUSSELL K. HALL & ASSOCIATES, INC.

303 West Wall Street, Suite 1102

Midland, Texas 79701

(432) 683-6622

June 20, 2024

Mexco Energy Corporation

Tammy McComic, President

P.O. Box 10502

Midland, Texas 79701

Re: Evaluation of Oil and Gas Reserves to the interests of Mexco Energy Corporation

Effective March 31, 2024

Ms. McComic,

In accordance with your request, we have estimated the extent and value of domestic proved crude oil, condensate and gas reserves owned by Mexco Energy Corporation as of March 31, 2024. The properties to which proved reserves are attributable are located in the states of Alabama, Arkansas, Colorado, Kansas, Louisiana, Mississippi, Montana, New Mexico, North Dakota, Oklahoma, Texas, Virginia and Wyoming (as shown in Figure 1) with the majority of the value in New Mexico and Texas. The estimated reserves are based on a detailed study of properties owned by Mexco Energy Corporation. During this study, we consulted freely with the officers and employees of Mexco Energy Corporation and were given access to such records, geological and engineering reports, and other data as were desired for examination. In preparation of this report, we have relied, without independent verification, upon information furnished by Mexco Energy Corporation with respect to property interest owned by it, production from such properties, current costs of operation, current prices for production agreements relating to current and future operation and various other information and data which were accepted as represented. The results of our third-party study, completed on June 11, 2024, are presented herein. The properties reviewed by Russell K. Hall & Associates represent 98% of the total net proved reserves of Mexco Energy Corporation.

The summary below includes Forman Energy Corporation, Southwest Texas Disposal Corporation and TBO Oil & Gas, LLC, which are wholly owned subsidiaries of Mexco Energy Corporation. Thirteen (13) Minor Net Income Streams have been evaluated in this report by projecting an oil and gas stream and applying an oil and gas price. Fifteen (15) joint ventures have been projected as income streams because it was not economical to project all the properties on an individual basis. There are twenty-one (21) other income streams and unit properties which have also been projected as income streams. Income streams have been converted to barrels of oil and MCF’S of gas based on their ratio of income. Where multiple gas wells with small interest exist, production has been summarized to reduce the cost of the evaluation. It was not considered necessary to make a field examination of the physical condition and operation of the properties in which Mexco Energy Corporation owns an interest.

We estimate the Net Proved Reserves, Future Net Revenue, and the Present Value of Future Net Revenue from the properties of Mexco Energy Corporation as of March 31, 2024 to be as follows:

Classification of Reserves	Oil and Condensate (MBBL)	Gas (MMCF)	Future Net Revenue (M$)	Present Value Discounted at 10% (M$)
Proved Developed:
Producing	394	3,346	25,433	15,914
Non-Producing	51	220	2,994	2,253
	445	3,566	28,427	18,167

Proved Undeveloped	346	971	17,748	10,911

Total Proved	791	4,537	46,175	29,078

The following table sets forth the changes in total Proved Reserves owned by Mexco Energy Corporation as of March 31, 2024.

	Net Liquid (MBBL)	Net Gas (MMCF)
Total Proved Reserves Developed and Undeveloped:
Beginning of Period March 31, 2023	727	4,949
Revisions of Previous Estimates	(86)	(463)
Beginning of Period as Revised	641	4,486

Additions from Drilling and Purchase	24	121
Extensions	199	437
Sales of Minerals-in-Place	(3)	(4)
Production	(70)	(503)
End of Period March 31, 2024	791	4,537

Proved Developed Reserves:
Beginning of Period March 31, 2023	487	3,971
End of Period March 31, 2024	445	3,566

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s (“SEC”) Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Definitions of Oil and Gas Reserves” is included as an attachment to this report. Reserves for the producing properties were determined by extrapolation of the production decline trends, where applicable, analogy with similar offset wells, by volumetric calculations using basic reservoir parameters such as porosity, water saturation, net pay thickness, and estimated areal extent of the reservoir, or by material balance calculations. Reserves for the Proved Developed Non-Producing and Proved Undeveloped properties were determined by volumetric calculations and/or by analogy with offset wells.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks. As a result, the estimates of oil and gas reserves have an intrinsic uncertainty. The reserves included in this report are therefore estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a detailed study of the properties in which Mexco owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Where wells did not have significant income to Mexco during 2024, wells have been combined into an income stream in their respective Joint Venture and evaluated as a single projection. This eliminated a significant amount of paper in the Report without detracting from the accuracy of the numbers.

Numerous Proved Undeveloped locations have been added to Mexco’s Drilling Program in the March 31, 2024 SEC Report in which Mexco has an interest.

1)	ConocoPhillips, BTA Oil Producers, Diamondback Energy, Marathon Oil Corporation, and Pioneer Natural Resources all have continual drilling programs.

2)	Several other horizontal wells have been scheduled to be drilled in the future by companies where Mexco has an interest.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report. Mexco has informed us that they have furnished us all of the accounts, records, geological and engineering data, reports and other data required for this investigation. In preparing our forecast of future production and income, we have relied upon data furnished by Mexco with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isopach maps, well logs, core analyses, and pressure measurements. Russell K. Hall & Associates reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by Mexco.

Property identification, expense and revenue interests, actual product prices, and operating expenses were provided by Mexco Energy Corporation. This data was not verified by inspection of internal records and files, nor was a physical inspection made of the properties. Information regarding prices and the particular pricing categories under current governmental regulations was supplied by Mexco Energy Corporation.

Net oil and gas reserves are estimated quantities of crude oil, natural gas, and natural gas liquids attributed to the revenue interests of Mexco Energy Corporation. Net income to the interests of Mexco Energy Corporation is the future net revenue after deduction of state and county taxes, operating expenses, and investments, if applicable. The resulting net income is before federal income tax and does not consider any encumbrances against the properties, if such exist. Minor variations in composite columns totals result from computer rounding. Values of the estimated net proved reserves are expressed in terms of future net revenue and present value of future net revenue. Future net revenues are calculated by deducting estimated operating expenses, capital costs, and severance and ad valorem taxes from the future gross revenue.

Present value of future net revenue is calculated by discounting the future net revenue at the rate of ten percent (10%) per annum compounded monthly over the expected period of realization. The present value set forth in this report does not necessarily represent the fair market value of the evaluated interests.

A summary projection of the estimated future net revenue and present value of future net revenue as of March 31, 2024 is as follows:

Year	Proved Developed Future Net Revenue $	Discounted at 10% $

2025	5,443,893	5,203,864
2026	4,124,414	3,587,663
2027	2,943,215	2,325,253
Remaining	15,915,724	7,050,438

Total	28,427,246	18,167,218

The future net revenue set forth above reflects estimated capital expenditures in the amount of $296,800.00 necessary to develop those reserves classified as Proved Developed Producing and Proved Developed Non-Producing. Proved Undeveloped net revenue reflects estimated capital costs of $5,184,677.00 to drill and complete those wells.

Estimated reserves and future net income amounts presented in this report, as of March 31, 2024, are related to hydrocarbon prices. The hydrocarbon prices used in the preparation of this report are based on the average prices during the twelve (12) month period prior to the ending date of the period covered in this report (determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations). The benchmark price of $73.96 per barrel has been adjusted by lease for gravity, transportation fees and regional price differentials to an average of $76.88. Gas prices per thousand cubic feet (MCF) are based on a benchmark price of $2.45 per MCF and have been adjusted by lease for BTU content, transportation fees and regional price differentials to an average of $2.751. The oil and gas prices were held constant for the economic life of the properties as specified by the SEC. Oil volumes shown herein are expressed in barrels, which are equivalent to forty-two (42) United States gallons. Gas volumes are expressed at standard conditions of sixty degrees (60°) Fahrenheit and at the standard pressure base of the respective area in which the reserves are located.

Operating expenses including direct and indirect overhead expenses were held constant for the life of all properties except new horizontal wells. Operating expenses for new horizontal wells were held constant for six (6) months then reduced by fifty (50) percent and held constant for the life of the properties. Severance and ad valorem taxes were deducted in the lease reserves and economics projections at the standard state rates or rates provided by Mexco Energy Corporation.

Russell K. Hall & Associates is an Independent Petroleum Engineering Consulting Firm that has been providing Petroleum Consulting Services throughout the world for forty-nine (49) years. Russell K. Hall & Associates does not have any financial interest, including stock ownership in Mexco. Our fees were not contingent on the results of our evaluation. Russell K. Hall & Associates has used all procedures and methods that it considered necessary to prepare this report. The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualification, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.

This report is solely for the information of and assistance to Mexco Energy Corporation for their use in SEC filings. It is not to be used, circulated, quoted, or otherwise referred to for any purpose without the express written consent of the undersigned except as required by law. Data utilized in this report will be maintained in our files and is available for your use.

In summary, we consider the assumptions, data, methods and analytical procedures used in this report appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein. The proved reserves included herein were determined in conformance with the SEC Modernization of Oil and Gas Reporting; Final Rule, including all references to Regulation S-X and Regulation S-K, referred to herein collectively as the “SEC Regulations.” In our opinion, the proved reserves presented in this report comply with the definitions, guidelines and disclosure requirements as required by the SEC regulations.

It has been our privilege to serve you by preparing this evaluation.

Yours very truly,

/s/ Russell K. Hall
Russell K. Hall & Associates
Texas P. E. no. 69926

Russell K. Hall and Associates, Inc.
Registration No. F-022199